January 26, 2017
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Business Union Financial LLC the Company
	Registration Statement on Form 10
	Filed November 30, 2016
	File No. 000-55720
	Form RW
	Request for Withdrawal
Ladies and Gentleman:
The Company hereby applies for withdrawal of the Companys Registration Statement File No. 000-55720 on Form 10 confidentially submitted to the Securities and Exchange Commission the Commission on November 30, 2016. Pursuant to Rule
477 of the Securities Act of 1933, as amended the Act the Company is withdrawing the Registration Statement, which has not been declared effective.
The Company also requests in accordance with Rule 457p of the Act that all fees paid to the Commission in connection with the filing of the
Registration Statement be credited for future use.
If you have any questions regarding the foregoing application for withdrawal please do not hesitate to contact myself at 517 775 5813
Sincerely
Business Union Financial LLC
By:
/s/ Charles D. Carey
 	Chief Executive Officer